Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
($'s in 000's)

	December	December	December	December	December
	2015	2014	2013	2012	2011

Fixed Charges:

Interest charges (per I/S)	$41,636	$41,895	$42,206	$42,250	$29,332

Less: net amortization of debt discount and issuance expenses	1,378	1,498	1,488	1,685	1,263

Adjusted interest charges	40,258	40,397	40,718	40,565	28,069

Add: net amortization of debt discount and issuance expenses	1,378	1,498	1,488	1,685	1,263

Interest portion of rental charges	6,306	6,410	6,307.3692	6,068	6,262

Total fixed charges	$47,942	$48,305	$48,513	$48,318	$35,594

Earnings:

Pre-tax earnings	$392,345	$392,440	$353,129	$86,204	$273,881

Interest charges	40,258	40,397	40,718	40,565	28,069

Net amortization of debt discount and issuance expenses	1,378	1,498	1,488	1,685	1,263

Interest portion of rental charges	6,306	6,410	6,307	6,068	6,262

Total earnings	$440,287	$440,745	$401,642	$134,522	$309,475

Ratio of earnings to fixed charges	9.2	9.1	8.3	2.8	8.7

Note: Currently amortization of debt discount and premium and issuance expenses are recorded and included within the interest expense line item. The above analysis starts with interest expense per the income statement and then subtracts the amortization figure in order to get to a true interest expense amount.